Exhibit 99.1

Sebastián Martí

Ternium - Investor Relations

USA +1 (866) 890 0443

Argentina +54 (11) 4018 8389

www.ternium.com

Ternium Files 2016 Form 20-F

Luxembourg, May 1, 2017 – Ternium S.A. (NYSE: TX), announces that it has filed its annual report on Form 20-F for the year ended December 31, 2016 with the U.S. Securities and Exchange Commission (SEC). The annual report can be downloaded from the SEC website at www.sec.gov and from Ternium’s website at http://www.ternium.com/irhome. Holders of Ternium’s shares and ADSs, and any other interested parties, may request a hard copy of the annual report, free of charge, through our website at http://www.ternium.com/contacts.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 11.0 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a leading steel company in the Brazilian steel market, and has agreed to acquire CSA Siderúrgica do Atlântico, a Brazilian manufacturer of steel slabs. More information about Ternium is available at www.ternium.com.